Obsidian Energy Ltd.

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta, Canada T2P 1K3

March 30, 2021

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request to Withdraw Registration Statement on Form F-4 (File No. 333-248931)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Obsidian Energy Ltd. (the “Registrant”), hereby requests the withdrawal by the U.S. Securities and Exchange Commission (the “Commission”), effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement, including all amendments thereto and exhibits filed therewith (collectively, the “Registration Statement”). The Registration Statement was originally filed on September 21, 2020 and a pre-effective amendment thereto was filed on December 22, 2020. The Registrant is seeking withdrawal of the Registration Statement because it no longer intends to pursue the offering covered by the Registration Statement.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use by the Registrant.

Should you have any questions, or require any additional information, please contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP, at (212) 373-3434.

Sincerely,

By:	/s/ Peter D. Scott
Peter D. Scott
Senior Vice President and
Chief Financial Officer

cc:	Christopher J. Cummings Paul, Weiss, Rifkind, Wharton & Garrison LLP